EXHIBIT 23.3

Superior Uniform Group, Inc.
10055 Seminole Boulevard
Seminole, FL 33772

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Superior Uniform Group, Inc. for the three-month periods ended March 31, 2013 and 2012, as indicated in our report dated April 19, 2013; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

Tampa, Florida
May 30, 2013